EXHIBIT 4 (b) (xxiv)

31 October 2019

Private & Confidential
Ms Catherine Woods

Dear Catherine,

Non-executive Director appointment – Lloyds Banking Group plc

Further to my letter of 22 October, I can now confirm that your appointment on the terms set out in that letter will commence on 1st March, 2020. I look forward very much to having you with us.

Best regards
/s/ Norman Blackwell